SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5 )

Peoples Financial Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71103B102

(CUSIP Number)

13G

1.	Name of Reporting Person: Ella Mae Barq		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group: (See instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 454,040

		6.	Shared Voting Power: None

		7.	Sole Dispositive Power: 454,040

		8.	Shared Dispositive Power: None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 454,040

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐ (See instructions)

11.	Percent of Class Represented by Amount in Row (9): 8.17%

12.	Type of Reporting Person: (See instructions) IN

13G
CUSIP No.

1.	Name of Reporting Person: Chevis C. Swetman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group: (See instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 582,092

		6.	Shared Voting Power: 484,120

		7.	Sole Dispositive Power: 582,092

		8.	Shared Dispositive Power: 484,120

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,066,212

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐ (See instructions)

11.	Percent of Class Represented by Amount in Row (9): 19.18%

12.	Type of Reporting Person: (See instructions) IN

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 10549

SCHEDULE 13G UNDER THE SECURITIES
EXCHANGE ACT OF 1934

Item 1(a). Name of Issuer

Peoples Financial Corporation

Item 1(b). Name of Issuer’s Principal Executive Offices:

Howard and Lameuse Streets

Biloxi, MS 39530

Item 2(a). Name of Person Filing:

Chevis C. Swetman

Item 2(b). Address or Principal Business Office or, if None, Residence:

1210 Beach Blvd., Biloxi, Mississippi 39530

Item 2 (c). Citizenship:

United States of America

Item 2 (d). Title of Class of Securities:

Common stock

Item 2 (e). CUSIP Number:

71103B102

Item 3. This statement is filed pursuant to Rule 13d-1(c) for Mrs. Barq and Mr. Swetman as individuals.

Item 4. Ownership

(a)	Amount Beneficially Owned: 1,066,212

(b)	Percent of Class: 19.18%

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote: 582,092

(ii)	shared power to vote or to direct the vote: 484,120

(iii)	sole power to dispose or to direct the disposition of: 582,092

(iv)	shared power to dispose or to direct the disposition of: 484,120

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported

Not applicable.

Item 8. Identification and Classification of Members of a Group.

Not applicable.

Item 9. Dissolution of Group.

Not applicable.

Item 10. Certification.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ella Mae Barq	February 10, 2004

Ella Mae Barq	Date

/s/ Chevis C. Swetman	February 10, 2004

Chevis C. Swetman	Date

The undersigned persons, on February 10, 2004, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Peoples Financial Corporation at December 31, 2003.

/s/ Ella Mae Barq	February 10, 2004

Ella Mae Barq	Date

/s/ Chevis C. Swetman	February 10, 2004

Chevis C. Swetman	Date